Item 77C – Matters Submitted to a Vote of Security Holders

COLUMBIA FUNDS SERIES TRUST

Columbia International Value Fund

During the period, the Board of Trustees of Columbia Funds Series Trust solicited approval of the shareholders of Columbia International Value Fund for a proposed merger of the Fund into Columbia Overseas Value Fund. Subsequently, Columbia International Value Fund ceased solicitation and the merger was implemented without shareholder approval pursuant to applicable law. See the response to item 77M/77Q1(g) for more information.

Shareholder Meeting Results

(UNAUDITED)

Columbia International Opportunities Fund

Special Meeting of Shareholders Held on April 15, 2016

At a Joint Special Meeting of Shareholders held on April 15, 2016 (the “Meeting”), shareholders of the Fund approved an Agreement and Plan of Reorganization pursuant to which the Fund will transfer its assets to Columbia Select International Equity Fund (the “Acquiring Fund”) in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the Fund’s liabilities. The votes cast for or against as well as the number of abstentions and broker non-votes as to the proposal are set forth below. A vote is based on the total number of Fund shares outstanding as of the record date for the Meeting.

Votes For	Votes Against	Abstentions	Broker Non-Votes
4,459,251	133,217	144,714	0